UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 29, 2015**



MEREDITH CORPORATION
(Exact name of registrant as specified in its charter)

Iowa	**1-5128**	**42-0410230**
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. Employer Identification No.)

1716 Locust Street, Des Moines, Iowa	**50309-3023**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(515) 284-3000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   Results of Operations and Financial Condition

On October 29, 2015, Meredith Corporation issued a news release reporting earnings for the first fiscal quarter ended September 30, 2015. The related conference call script is attached as an exhibit.

Item 9.01   Financial Statements and Exhibits

    (d) Exhibits

        99   Conference call script of conversation with analysts on October 29, 2015, concerning news release of the same date which reported earnings for the first fiscal quarter ended September 30, 2015.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MEREDITH CORPORATION

Registrant

/s/ Joseph Ceryanec

Joseph Ceryanec

Chief Financial Officer

(Principal Financial and Accounting Officer)

Date: October 29, 2015

INDEX TO EXHIBITS

Exhibit Number	Item
99	Conference call script of conversation with analysts on October 29, 2015, concerning news release of the same date which reported earnings for the first fiscal quarter ended September 30, 2015.

Exhibit 99



MEREDITH CORP.
FISCAL 2016 FIRST QUARTER
INVESTOR CONFERENCE CALL

Mike Lovell

Good morning and thanks everyone for joining us. Our call this morning will begin with comments from Chairman and Chief Executive Officer Steve Lacy and Chief Financial Officer Joe Ceryanec. Then we'll turn the call over to questions. Also on the line this morning are Local Media Group President Paul Karpowicz and National Media Group President Tom Harty.

An archive of today's discussion will be available later today on our investor website, and a transcript will follow. Our remarks today include forward-looking statements, and actual results may differ from forecasts. Some of the reasons why are described at the end of our news release issued earlier this morning, and in some of our SEC filings. With that, Steve will begin the presentation.

Steve Lacy:

Thank you very much, Mike, and good morning everyone. I hope you have seen our news release issued earlier today detailing our fiscal 2016 first quarter results. Here are the highlights:

- **First quarter earnings per share were $0.52 compared to $0.65 in the prior-year period, excluding special items.** As a reminder, our results reflect the absence of $0.15 per share of political advertising revenues - as expected in an off-election year.

- **Local Media Group total revenues increased to $126 million.** Growth was driven primarily by the addition of television stations WALA in Mobile-Pensacola and WGGB in Springfield, Mass.; along with higher retransmission consent fees; and growth in non-political advertising revenues.

- **National Media Group total revenues increased 5 percent,** led by the additions of the Shape and Martha Stewart media properties, along with growth in digital advertising and brand licensing. Total advertising revenues increased 2 percent.

- **Total Company digital advertising revenues grew by 40 percent,** driven by recent acquisitions and organic growth.

Stepping back for a look at the current media and marketing environment, we see several encouraging trends:

First, local television continues to prove its exceptional ability to drive consumers to retail establishments. Non-political advertising revenues at our television stations grew 12 percent in the fiscal first quarter, and were up in the mid-single digits on an organic basis.

Second, we are seeing considerable strengthening in National Media Group advertising revenues as we move to our second fiscal quarter. We expect National Media Group advertising revenues to be up more than 15 percent, including a mid-single digit organic ad revenue growth. This growth is being driven by the prescription drug, food and home categories. As a result, we expect the National Media Group to produce strong operating profit growth in our second fiscal quarter.

Third, metrics for our digital activities continue at record levels:

- We posted record digital advertising revenues and profit in our fiscal first quarter. Digital advertising revenues now account for 25 percent of the advertising revenues in our National Media Group.

- From an audience perspective, traffic across our digital properties reached an all-time high of more than 70 million monthly unique visitors in the quarter, driven by the addition of Marthastewart.com, Shape.com and gains at Allrecipes.com.

- We're excited to be entering our second fiscal quarter, which traditionally is our strongest quarter for both digital advertising and traffic, driven by high user demand for our premium branded content around the Halloween, Thanksgiving and of course Christmas selling season.

Fourth, consumer engagement with both our National and Local Media brands is stronger than ever. Our national media audience grew over 20 percent in the last 12 months, and our subscription solicitations continue to generate excellent consumer responses. Our licensed products at retail continue to post robust sales, and our television stations are experiencing ratings growth.

Finally, our diverse and multi-platform business model continues to generate strong and sustainable cash flow, resulting in increased shareholder value. We generated more than $180 million of cash flow from operations during the trailing 12 month period. Over that time, we've returned approximately half of that cash to our shareholders in the form of dividends and share buybacks - in-line with our very successful Total Shareholder Return strategy.

Now I'll turn the conversation over to our Chief Financial Officer Joe Ceryanec for a review of our operating performance in the quarter.

LOCAL MEDIA GROUP OPERATING DISCUSSION

Joe:

Thanks Steve, and good morning everybody. I'll begin with a look at our Local Media Group results.

Fiscal 2016 first quarter revenue increased 1 percent to $126 million. Operating profit was $28 million and EBITDA was $38 million before special items. Results reflect the absence of $11 million of high margin political advertising, as can be expected in a non-election year.

Non-political advertising revenues were up 12 percent, led by the addition of stations in Mobile-Pensacola and Springfield, along with strong performance by our stations in St. Louis and Atlanta. We delivered growth in the professional services, retail and restaurant categories.

Digital advertising revenues at our TV stations were up over 10 percent in the fiscal first quarter. We took steps during the quarter to improve digital profit margins by bringing our programmatic sales activities in-house. This means we will have full control over this important piece of our inventory to develop custom programs for clients, and retain all of the related revenue.

Other revenues and expenses both increased in the first fiscal quarter, due primarily to growth in retransmission-related revenues we get from MVPDs, and higher programming fees paid to the networks, along with increases from our recent acquisitions.

NATIONAL MEDIA GROUP OPERATING DISCUSSION

Now turning to our National Media Group, fiscal 2016 first quarter revenues increased 5 percent to $258 million. Operating profit was $26 million before special items, compared to $29 million in the prior-year period.

Total advertising revenues grew 2 percent, led by strong digital performance, which increased nearly 50 percent and accounted for 25 percent of total National Media Group advertising revenues. Performance was led by the addition of the Shape, Martha Stewart Living and mywedding.com brands, along with digital advertising platform Selectable Media.

Circulation revenues increased 10 percent to $72 million, primarily due to the additions of *Martha Stewart Living* and *Shape* magazines. We continued to expand our digital consumer marketing activities, driving approximately 40 percent of magazine subscription acquisitions via digital sources over the last 12 months.

Our consumer engagement continues to be strong. During the quarter, we increased the ratebase of *Allrecipes* magazine to 1.25 million - up from 500,000 at launch less than two years ago. We also increased the ratebase of *EatingWell* to 1 million, up from 350,000 when we acquired the title four years ago.

Meredith Brand Licensing delivered growth in revenues and double digit operating profit growth, driven by sales of more than 3,000 SKUs of Better Homes and Gardens licensed products at over 4,000 Walmart stores nationwide. Recently Better Homes and Gardens licensed products began being sold by Walmart in Mexico and Central America both at retail and online. We expect the brand will have broad appeal to consumers in Mexico and Central America, and sales will increase as the product lines expand.

Also the Better Homes and Gardens Real Estate network continues to grow. Earlier this month, it expanded to Nebraska, bringing the number of states it's operating in to 32. Today the network has more than 9,500 agents in 300 offices across the United States and Canada.

Finally, Meredith Digital enhanced its position with consumers and clients by relaunching Allrecipes.com, the world's largest digital food brand with more than 1.3 billion visits annually. The new Allrecipes.com has a more personal, shareable and responsive web experience. We also added digital shopper marketing capabilities called Qponix, whose grocery server platform matches items that consumers are searching for with local retail offers and coupons.

Additionally, we recently announced Meredith Digital's partnership with Georgia-Pacific. This partnership involves developing and distributing custom content to engage millions of consumers with Georgia-Pacific's largest brands across Meredith Digital's network. Our large scale, high quality data and multi-platform expertise are now attracting big campaigns such as this, demonstrating our ability to provide end-to-end solutions for leading national brands and companies.

OUTLOOK

Now, let's turn to our outlook. We continue to expect full fiscal year 2016 earnings per share to range from $2.90 to $3.25, excluding special items. As a reminder, we continue to cycle against a record $44 million, or $0.59 per share, in net political advertising revenues recorded by our Local Media Group in fiscal 2015.

Looking more closely at the second quarter of fiscal 2016 compared to the prior-year period:

- Total Company revenues are expected to be up in the low-single digits.

- Total National Media Group revenues are expected to be up in the high-single digits, including advertising revenue growth of more than 15 percent.

- Total Local Media Group revenues are expected to be down in the high-single digits, as expected in an off-election year. However, non-political advertising revenues are expected to grow in the high-single digits.

- We expect fiscal 2016 second quarter earnings per share to range from $0.75 to $0.80, compared to $0.87 in the prior-year period (or $1.00 excluding special items). We will be cycling against $29 million, or $0.40 per share, in net political advertising revenues that we recorded in the prior-year second quarter.

Now, I'll turn it back to Steve for a few closing comments and then we'll open it up for Q&A.

CONCLUSION

Steve:

Thank you very much, Joe.

In closing, I'll provide an update on our agreement to merge with Media General to create Meredith Media General, which we announced on September 8.

The new Meredith Media General will feature a strong financial position; unmatched content creation capabilities; deep consumer insights and data; expansive consumer reach; and multiple avenues for future growth. It will truly be a powerful and diversified media company operating across multiple platforms. Let me take a few moments to review its combined assets and strong financial position in more detail.

First, the new Meredith Media General will operate a leading portfolio of more than 80 television stations reaching 34 million U.S. TV households importantly in high quality markets. This includes an industry-leading 25 Big-Four network-affiliated television stations in the nation's Top 50 markets. Additionally, Meredith Media General's 30 percent television household reach will be well below the government-mandated 39 percent ownership cap. This allows further participation in the ongoing local broadcast industry consolidation.

Second, the new Meredith Media General will possess a powerful digital platform that combines Meredith's large existing premium content and large national sales relationships with Media General's large audience. It will reach over 200 million monthly unique visitors via a combination of leading consumer sites and business-to-business digital capabilities in key growth sectors such as content, mobile, social, video and native advertising. It will generate $500 million in profitable revenues and - importantly - possess the brands, assets and management talent to maximize further digital industry growth opportunities.

Third, the new Meredith Media General will own leading multiplatform national brands that reach an industry-leading 100 million unduplicated American women including more than 60 percent of U.S. Millennial women. These brands generate multiple revenue streams, including advertising, circulation, marketing services and high-margin brand licensing.

Fourth, the new Meredith Media General will operate from a strong and competitive financial position. It will generate $3 billion in revenues and over $920 million of EBITDA in its first full year of operations. And it will produce at least $1 billion in pro-forma cumulative free cash flow in the first two calendar years post-closing.

Together, Meredith and Media General have been actively pursuing integration initiatives. We recently raised our synergy estimate from the combination to $85 million. We anticipate our synergy estimates will increase from here, particularly in our combined digital businesses, as we move forward with our integration activities.

Finally, the new Meredith Media General will have a disciplined capital allocation plan that balances both investments in the business with returning cash to our shareholders via dividends and share repurchases. We continue to expect the transaction to close by June 30, 2016.

Since our merger announcement, Nexstar made an unsolicited offer for Media General back on September 28. On October 14, Meredith granted Media General a Limited Waiver to conduct due diligence on the unsolicited Nexstar offer, and to provide Nexstar with certain information to attempt to support its previously claimed synergies.

For all the reasons I just mentioned, Meredith believes this analysis will confirm that a Meredith-Media General combination is in the best interests of both companies' shareholders. We are extremely confident that Meredith Media General has the potential to generate significant shareholder returns superior to Nexstar's offer for Media General.

Beyond this update, we will not be discussing further details of the merger, nor will we be taking merger-related questions.

With that, we'd be happy to answer your questions on our first-quarter performance, and, of course, our outlook for the balance of fiscal 2016.

NO OFFER OR SOLICITATION

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is not a solicitation of a proxy from any shareholder of Media General, Inc. ("Media General") or Meredith Corporation ("Meredith"). In connection with the Agreement and Plan of Merger by and among Media General, Montage New Holdco, Inc. (to be renamed Meredith Media General Corporation after closing) ("Meredith Media General"), Meredith and the other parties thereto (the "Merger"), Media General, Meredith Media General and Meredith intend to file relevant materials with the Securities and Exchange Commission ("SEC"), including a Registration Statement on Form S-4 filed by Meredith Media General that will contain a joint proxy statement/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THESE MATERIALS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDIA GENERAL, MEREDITH, MEREDITH MEDIA GENERAL AND THE MERGER. The Form S-4, including the joint proxy statement/prospectus, and other relevant materials (when they become available), and any other documents filed by Media General, Meredith and Meredith Media General with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. The documents filed by Media General and Meredith Media General may also be obtained for free from Media General's Investor Relations web site (http://www.mediageneral.com/investor/index.htm) or by directing a request to Media General's Investor Relations contact, Courtney Guertin, Director of Marketing & Communications, at 401-457-9501. The documents filed by Meredith may also be obtained for free from Meredith's Investor Relations web site (http://ir.meredith.com) or by directing a request to Meredith's Shareholder/Financial Analyst contact, Mike Lovell, Director of Investor Relations, at 515-284-3622.

PARTICIPANTS IN THE SOLICITATION

Media General and Meredith and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the security holders of either Media General or Meredith in connection with the Merger. Information about Media General's directors and executive officers is available in Media General's definitive proxy statement, dated March 13, 2015, for its 2015 annual meeting of shareholders. Information about Meredith's directors and executive officers is available in Meredith's definitive proxy statement, dated September 25, 2015, for its 2015 annual meeting of shareholders. Other information regarding the participants and description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Form S-4 and the joint proxy statement/prospectus regarding the Merger that Meredith Media General will file with the SEC when it becomes available.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements. You can generally identify forward-looking statements by the use of forward-looking terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "explore," "evaluate," "intend," "may," "might," "plan," "potential," "predict," "project," "seek," "should," or "will," or the negative thereof or other variations thereon or comparable terminology. These forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Media General, Meredith and Meredith Media General's control.

Statements in this document regarding Media General, Meredith and the combined company that are forward-looking, including projections as to the anticipated benefits of the proposed transaction, the methods that will be used to finance the transaction, the impact of the transaction on anticipated financial results, the synergies from the proposed transaction, and the closing date for the proposed transaction, are based on management's estimates, assumptions and projections, and are subject to significant uncertainties and other factors, many of which are beyond the control of Media General and Meredith. In particular, projected financial information for the combined company is based on management's estimates, assumptions and projections and has not been prepared in conformance with the applicable accounting requirements of Regulation S-X relating to pro forma financial information, and the required pro forma adjustments have not been applied and are not reflected therein. None of this information should be considered in isolation from, or as a substitute for, the historical financial statements of Media General or Meredith. Important risk factors could cause actual future results and other future events to differ materially from those currently estimated by management, including, but not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied and the transaction may not close; the risk that a regulatory approval that may be required for the proposed transaction is delayed, is not obtained or is obtained subject to conditions that are not anticipated; the combined company's ability to achieve the synergies and value creation contemplated by the proposed transaction; management's ability to promptly and effectively integrate the businesses of the two companies; the diversion of management time on transaction-related issues; change in national and regional economic conditions, the competitiveness of political races and voter initiatives, pricing fluctuations in local and national advertising, future regulatory actions and conditions in the television stations' operating areas, competition from others in the broadcast television markets served by Media General and Meredith, volatility in programming costs, the effects of governmental regulation of broadcasting, industry consolidation, technological developments and major world news events.

For more discussion of important risk factors that may materially affect Media General, Meredith and Meredith Media General, please see the risk factors contained in Media General's Annual Report on Form 10-K for its fiscal year ended December 31, 2014

and Meredith's Annual Report on Form 10-K for its fiscal year ended June 30, 2015, both of which are on file with the SEC. You should also read Media General's Quarterly Report on Form 10-Q for the quarter ended June 30, 2015. Except as specifically noted, information on, or accessible from, any website to which this website contains a hyperlink is not incorporated by reference into this website and does not constitute a part of this website.

No assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do occur, what impact they will have on the results of operations, financial condition or cash flows of Media General, Meredith or the combined company. None of Media General, Meredith nor Meredith Media General assumes any duty to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, as of any future date.